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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Long                               T.                Michael
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

   c/o  Brown Brothers Harriman & Co.
        140 Broadway
--------------------------------------------------------------------------------
                                    (Street)

   New York                          NY                  10005
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Genesee & Wyoming Inc. (GWR)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

     1/11/03
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |X|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock,
$.01 par value                                                                                   -0- (6)
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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

              PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION
               CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
             UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

                                                                          (Over)
                                                                 SEC 1474 (9-02)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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
Stock                                                                           Class A
Option                                                                          Common
(Right                                                                          Stock,
to                                                                              $.01
Buy)        $12.3333 (1)                                      (1)      1/10/11  par value 4,500(1)        4,500(1)  D
------------------------------------------------------------------------------------------------------------------------------------
Stock                                                                           Class A
Option                                                                          Common
(Right                                                                          Stock,
to                                                                              $.01
Buy)        $19.9667 (2)                                      (2)      1/10/12  par value 2,250(2)        2,250(2)  D
------------------------------------------------------------------------------------------------------------------------------------
Stock                                                                           Class A
Option                                                                          Common
(Right                                                                          Stock,
to                                               2,250                          $.01
Buy)         $20.92  1/11/03           A          (3)         (3)      1/10/13  par value 2,250(3)        2,250(3)  D
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Class A
                                                                                Common
Phantom                                                                         Stock,
Stock                                                                           $.01      1,654.632       1,654.632
Units        -0-      (4)                                     (4)        (4)    par value    (4)             (4)    D
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Class A
                                                                                Common
Phantom                                                                         Stock,
Stock                                                                           $.01      1,138.99         1,138.99
Units        -0-      (4)                                     (4)        (4)    par value    (4)             (4)    D
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Class A
                                                                                Common
Phantom                                                                         Stock,
Stock                                                                           $.01        342.47         342.47
Units        -0-      (4)                                     (4)        (4)    par value    (4)             (4)    D
------------------------------------------------------------------------------------------------------------------------------------
Series A
Senior
Redeemable
Convertible
Partici-
pating
Preferred                                                                       Class A
Stock, par                                                                      Common
value $.01                                                                      Stock,
per                                                           Immed-            $.01                        25,000
share        (5)                                              iately     N/A    par value    (6)  $1,000      (6)    I       (7)
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) This option was previously reported. The Reporting Person can exercise the option as follows: 1,500 shares on 1/11/02, 1,500 shares on 1/11/03, and 1,500 shares on 1/11/04.
(2) This option was previously reported. The Reporting Person can exercise the option as follows: 750 shares on 1/11/03, 750 shares on 1/11/04, and 750 shares on 1/11/05.
(3) This option was granted under the Issuer's 1996 Stock Option Plan for Outside Directors in a transaction exempt under Rule 16b-3. The Reporting Person can exercise the option as follows: 750 shares on 1/11/04, 750 shares on 1/11/05, and 750 shares on 1/11/06.
(4) These aggregated Phantom Stock Units were previously reported by the Reporting Person. The Units were credited to the Reporting Person's account under the Issuer's Deferred Stock Plan for Non-Employee Directors. The Units are to be settled in the Issuer's Common Stock on a deferred basis pursuant to the Reporting Person's prior election.
(5) As previously reported, $1,000 per share of Preferred Stock divided by the Conversion Price, set at $10.2222, but subject to adjustment.
(6) As previously reported, convertible into 2,445,652 shares of Class A Common Stock, subject to adjustment. In addition, the Reporting Person may, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, be deemed to own certain shares of Class A Common Stock of Genesee & Wyoming Inc. owned by Mortimer B. Fuller, III as a result of a voting agreement. The Reporting Person disclaims beneficial ownership of such shares.
(7) By The 1818 Fund III, L.P. (the "1818 Fund III"). The Reporting Person is a general partner of Brown Brothers Harriman & Co. ("BBH"), the general partner of the 1818 Fund III, and, as such, his pecuniary interest in the securities is limited to his percentage interest in BBH's interest in such securities.


      /s/ T. Michael Long                                   January 13, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
        T. Michael Long

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.


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